Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Lola Granola Bar Corporation
186 Mills Road
North Salem, NY 10560
https://lolasnacks.com

Up to $1,234,999.26 in Common Stock at $1.98
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Lola Granola Bar Corporation
Address: 186 Mills Road, North Salem, NY 10560
State of Incorporation: NY
Date Incorporated: August 23, 2012

Terms:

Equity

Offering Minimum: $9,999.00 | 5,050 shares of Common Stock
Offering Maximum: $1,234,999.26 | 623,737 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.98
Minimum Investment Amount (per investor): $199.98

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 96 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first three weeks and receive 10% bonus shares.

Amount-Based:

$400

Invest $400+ and receive 2% Bonus Shares + 10% discount on Lola Snacks.

$1,000+

Invest $1,000 + and receive 5% Bonus Shares + 20% discount on Lola Snacks.

$5,000+

Invest $5,000 + and receive 8% Bonus Shares + 30% discount on Lola Snacks.

$15,000+

Invest $15,000+ and receive 15% Bonus Shares + 40% discount on Lola Snacks.

$20,000+

Invest $20,000+ and receive 20% Bonus Shares + 50% discount on Lola Snacks + Private zoom call with Chief Executive and/or Chief Operating Officer.

$100,000+

Invest $100,000+ and receive 50% Bonus Shares + 50% discount on Lola Snacks + Private zoom call with Chief Executive and/or Chief Operating Officer.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Lola Snacks will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.98 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $198. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Lola Granola Bar Inc ("Lola Snacks" or the "Company") is a C-Corp organized under the laws of the State of NY that manufactures probiotic bars. The Company's business model consists of online/retail in all channels focused on moms, athletes, and health-conscious consumers. Our probiotic energy bars are sold across the United States at Walmart.com, Shoprite, ahold/Delhaize, independent retailers, and Amazon. We believe Lola Snacks is the first shelf-stable probiotic with prebiotics to boost immunity with national distribution, utilizing a top-tier supply chain warehouse logistics firm and seasoned sales team.

Lola Snacks is on a mission to support gut health issues because 70% of US Americans struggle with daily gut issues like IBS, IBD, Colitis, Leaky Gut, SIBO, Food Intolerances, etc. We believe Lola Snacks are the first energy bars focused on self-care by replenishing lost probiotics and nourishing your gut's microbiome to stop the BS in IBS, boost immunity and give you more energy.*

*https://www.globenewswire.com/en/news-release/2022/02/15/2385362/0/en/GoBiotix-Shocking-Survey-Unveils-Disturbing-Findings-About-Americans-Struggling-With-Gut-Health-Problems.html

The Company was granted a U.S. trademark to Lola Granola Bar Corp, filed with the USPTO on October 11, 2016.

Competitors and Industry

The global energy bar market is expected to reach 1,010.9 million by 2028, growing at CAGR of 6.4% (2021-2028) according to Allied Market Research.

The Company has several major competitors in the Energy Bar market, although none with the added benefits of shelf-stable prebiotic+probiotics and clean plant-based energy. Some of the top competitors in our industry include Kind bar which was recently acquired for 5 billion dollars by Mars, and Clif bar, recently acquired by Mondoleze for 2.9 billion dollars, which is the industry leader and the Company's primary competition in the Energy Bar industry. Probar Live and Core Bar also own a significant market share in the refrigerated space.

Despite the present competitive landscape, the Company stands out in the Energy bar industry because we believe we are the only shelf-stable probiotic/prebiotic clean energy bar that helps with gut issues affecting 70 percent of the US population.

Current Stage and Roadmap

The Company's plant-based probiotic + prebiotic energy bars are currently available on Amazon and in approximately 3K convenience, grocery retailers and food service. Sales have been growing each month. The Company's efforts for the next few years will be focused on expanding market share in existing channels to help grow our distribution coverage nationally, and research and development of future products. We have several new product launches planned over the next 24 months, including Probiotic Granola and Keto Crunch.

Lola Snacks is also excited to share the launch of the company's probiotic energy bars into Giant Martin, South Easter Grocers and Food Lion, as well as grow in the convenience channel through HLA, Coremark, Vistar, and JPolep.

The Team

Officers and Directors

Name: Mary Molina

Mary Molina's current primary role is with Friends of Muscoot Farm. Mary Molina currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President/CEO
  Dates of Service: August, 2012 - Present
  Responsibilities: Responsible for strategy and long-term objectives of the Company and recommend to the Board an annual operating plan, and ensure its achievement; review and monitor the operational performance and strategic direction of the Company and report to the Board; represent the Company and make decisions on all matters affecting the operations, performance and strategy of the Company; the Board's strategies, objectives and decisions are implemented in a timely and effective manner; create and oversee the implementation of new product/market development for the business;vbuild the strength of the Company's brand and protect associated intellectual property; ensure that all activities are in line with the Company's brand and deliver on the brand values. Salary Compensation $60,000 annually with stock options.

Other business experience in the past three years:

- **Employer:** Friends of Muscoot Farm
  Title: Board Member, animal advisory committee, fundraising committee
  Dates of Service: September, 2018 - Present
  Responsibilities: Board Member, animal advisory committee, fundraising committee

Name: Hernan Molina

Hernan Molina's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: August, 2012 - Present
  Responsibilities: Responsible for strategic planning and execution of the Sales and marketing by driving revenue to goal and managing expenses; manages

partner relationships, end-to-end teams from sales, to design, implementation; recruiting, hiring and retaining of sales, sales operations, and marketing staff; direct and support the consistent implementation of company initiatives; serves as a functional subject matter expert; works with brokers on sales planning, including updates to quotas and sales plan, design, implement, and manage sales processes, establishing a high level of quality, accuracy, and process consistency; roactively identify opportunities for sales process improvement; work closely with sales teams to inspect sales process quality and prioritize opportunities for improvement; manage sales teams, motivating team to achieve goals, create and manage sales training programs; manage and report on sales forecast; drive adoption of forecasting tools and dashboards within the sales organization; ensure forecasting efforts are appropriately integrated with brokers and sales team. Compensations$60,000 with stock options.

Name: John Edelman

John Edelman's current primary role is with Heller. John Edelman currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: May, 2015 - Present
  Responsibilities: Board Member. John does not receive any salary or equity compensation.

Other business experience in the past three years:

- **Employer:** Heller
  Title: President
  Dates of Service: January, 2022 - Present
  Responsibilities: President

Other business experience in the past three years:

- **Employer:** Forth and Pride
  Title: Co-Founder
  Dates of Service: December, 2020 - Present
  Responsibilities: Co-Founder

Other business experience in the past three years:

- **Employer:** Crypton
  Title: Executive Chairman Executive
  Dates of Service: August, 2020 - Present

Responsibilities: Executive Chairman Executive

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to 5,000,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will

(possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Lola Granola Bar was formed on August 23, 2012. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results

as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Lola Granola Bar has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right

positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Molina Bankruptcy

Ernie Molina, the Company's Vice President received personal bankruptcy protection in June 2018 for an equipment and lease contract for a retail wireless phone store he was a partner in. His partner had no credit and Ernie signed personally for the equipment because the business at the time was new and had no business credit. Ernie was also the only signer of the store lease. Ernie had in the past opened several successful wireless retail phone stores. The wireless retail phone business and repair center is similar to a franchise distributor: you purchase the fixtures, signage, equipment, wireless accessories and repair equipment to sell to the consumer and are branded under the wireless carriers name, e.g Sprint, AT&T, Verizon, Boost Mobile to name a few.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mary Molina	2,969,760	Common Stock	48.98%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 623,737 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 6,062,720 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,938,795.14
  Number of Securities Sold: 6,062,720
  Use of proceeds: Operations and distribution
  Date: August 23, 2012
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The year ended December 31, 2020, compared to the year ended December 31, 2021

Revenue

Revenue for the fiscal year 2020 was $161,185 compared to $203,717 in fiscal year 2021.

The pandemic dramatically affected LOLA's growth.

A. Buyers canceled meeting and did not resume meeting until recently

B. Brokers and Merchandisers not allowed in stores

C. Consumer shopping changed to only essential items like toilette paper

D. During the second half of the pandemic, early 2021 buyers were taking meetings, but not accepting new products.

Cost of Sales

Cost of Sales for fiscal year 2020 was $85,228 compared to $110,584 fiscal year 2021.

A slight increase in Cost of Sales due to supply chain issues and moving out manufacturing back to the USA, to relocate centrally for growth expansion and reduce logistical risks.

Gross Margins

Gross margins for fiscal year 2020 were $75,956 compared to $93,133 in fiscal year 2021.

Expenses

Expenses for fiscal year 2020 were $280,497 compared to $170,079 in fiscal year 2021. This increase was primarily due to Covid plant shutdowns, fees, slotting and marketing.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are rebuilding sales to pre-pandemic levels. Past cash was primarily generated through sales. Our goal is to diversify points of distribution to include convenience and direct-to-consumer sales. We have launched into 5k locations from DC to Boston with one of the largest regional distributors in convenience and food service on the east coast and will now enter the second phase with our convenience distributor in include 10,000 more locations. Over the next 12 months, we anticipate 1 mm in sales within this one channel.

i. This momentum has given LOLA the opportunity to sign with the oldest sales brokerage in the country to potentially double our current distribution and sales in 2023.

ii. New opportunity in the bar category because of gaps and void from other companies going out of business because of manufacturing issues/supply chain issues and the recent acquisition of Kind and Clif bar companies resulting in a reduction in their product offerings.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2022, the Company has capital resources available in the form of lines of credit for $100k from a shareholder, a 70k loan from friends and shareholders, 250k manufacturing credit terms, and 40k of and $45k cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations because they required to support expansion growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has 65% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 24 months / 2 years. This is based on a current monthly burn rate of $25k for expenses related to marketing and salaries.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 40 months / 3.5 years. This is based on a current monthly burn rate of $60k for expenses related to marketing and salaries.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future offerings on StartEngine and commercial bank financing.

Indebtedness

- **Creditor:** Amex
  Amount Owed: $27,992.23
  Interest Rate: 0.0%
  Maturity Date: April 01, 2030

- **Creditor:** Business Credit Direct Corp
  Amount Owed: $99,800.58
  Interest Rate: 0.0%
  Maturity Date: June 01, 2030

- **Creditor:** Joe Montalto Loan
  Amount Owed: $13,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2023

- **Creditor:** LUCIDA FACTORING
  Amount Owed: $60,892.62
  Interest Rate: 0.0%
  Maturity Date: January 01, 2030

- **Creditor:** STACY SAGOWITZ
  Amount Owed: $10,000.00
  Interest Rate: 15.0%
  Maturity Date: January 01, 2030

- **Creditor:** SUSAN FARIA
  Amount Owed: $25,000.00
  Interest Rate: 16.0%
  Maturity Date: January 01, 2030

- **Creditor:** BUSINESS CREDIT DIRECT (DIAMOND) CORP
  Amount Owed: $99,800.58
  Interest Rate: 0.0%

Maturity Date: January 01, 2030

- **Creditor:** SBA EIDL
  Amount Owed: $207,000.00
  Interest Rate: 3.75%
  Maturity Date: January 02, 2052

- **Creditor:** Shane McCutchen
  Amount Owed: $94,553.52
  Interest Rate: 0.0%
  Maturity Date: January 01, 2030

- **Creditor:** SIMPLICITY FACTOR
  Amount Owed: $33,821.55
  Interest Rate: 4.0%
  Maturity Date: January 01, 2030

- **Creditor:** Tom Clark Loan
  Amount Owed: $27,992.23
  Interest Rate: 0.0%
  Maturity Date: January 01, 2030

- **Creditor:** UPSIDE LENDING
  Amount Owed: $52,269.05
  Interest Rate: 0.0%
  Maturity Date: January 01, 2030

- **Creditor:** William Dwyer
  Amount Owed: $91,666.65
  Interest Rate: 0.0%
  Maturity Date: January 01, 2023

Related Party Transactions

- **Name of Entity:** Stacy Sagowitz, Tom Clark, Shane McCutchen, Simplicity
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: The Company borrowed money from four shareholders in the aggregate amount of $227,212.
  Material Terms: The loans bear no interest rate and has no defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Valuation

Pre-Money Valuation: $12,004,185.60

Valuation Details:

We believe Lola Snacks is the emerging leader in the bar space because of our proprietary blend of shelf-stable probiotics + prebiotics to help improve gut health. Our innovative products are available nationwide in 3,000 stores, among others at VISTAR nationwide. We are ready to scale in the $1.09 bn energy bar market (growing at 5% CAGR) with 3 of the top 5 distributors already carrying our product: Kehe, UNFI National Convenience Distributors, and Coremark with 45,000 locations combined.

During and post the COVID-19 pandemic, consumer demand for convenient and healthy on-the-go snack options has been the primary driving factor, but Lola Snacks is also driving growth through customers looking for improved gut health. Lola Snacks utilizes innovative ingredients, such as vegan, gluten-free, dairy-free non-GMO probiotics and prebiotics, so consumers can enjoy snacks they love and improve gut health while offering a great nutritional profile.

These factors together add up to what we believe is a valuation of approximately $12M. Kehe, UNFI, National Convenience Distributors (NCD), Vistar, plus existing stores sales over the next 12 months will hopefully amount to approximately 3 million in revenue. We reached our valuation of $12M by multiplying that 3 million figure x 4X multiple. This multiple was reached based on industry standards and recent acquisitions of Kind, Clif, and RX BAR.

Source: https://newsroom.technavio.org/news/energy-barmarket

The Company set its valuation internally based on current traction, market opportunity, and comparables in the industry without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  30.0%
  The proceeds will be used for digital and print marketing to increase same store sales and amazon.

- *Inventory*
  64.5%
  Proceeds for inventory will be used to increase additional inventory to service new business from marketing initiatives.

If we raise the over allotment amount of $1,234,999.26, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  30.0%
  Lola Granola Bar will use the proceeds of this Regulation Crowdfunding offering to launch a targeted digital media and marketing campaign aimed to build a larger recurring customer base, continue digital media and marketing efforts, maximize marketing and media reach

- *Working Capital*
  30.0%
  Proceeds for working capital will be using to help manage cashflow, hire regional sales reps, expand sales area, update website.

- *Inventory*
  34.5%
  Proceeds for inventory will be used to increase and manage inventory for the expansion in connivence and food service channels, as well as club stores.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://lolasnacks.com (https://lolasnacks.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/lolasnacks

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Lola Granola Bar Corporation

[See attached]

LOLA GRANOLA BAR CORPORATION

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Lola Granola Bar Corporation
Croton Falls, New York

We have reviewed the accompanying financial statements of Lola Granola Bar Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 30, 2022
Los Angeles, California

LOLA GRANOLA BAR CORPORATION
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	4,296	$	4,086
Acccounts Receivable, net		106,971		29,941
Inventory		-		60,459
Total Current Assets		**111,268**		**94,486**
Total Assets	**$**	**111,268**	**$**	**94,486**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	59,712	$	59,712
Credit Cards		-		20,630
Promissory Notes and Loans		134,801		109,801
Forward Financing		166,019		171,677
Shareholder Loan		227,212		227,212
Other Current Liabilities		7,665		3,171
Total Current Liabilities		**595,409**		**592,203**
Total Liabilities		**595,409**		**592,203**
STOCKHOLDERS EQUITY				
Common Stock		1,342,639		1,339,663
Retained Earnings/(Accumulated Deficit)		(1,826,781)		(1,837,379)
Total Stockholders' Equity		**(484,141)**		**(497,717)**
Total Liabilities and Stockholders' Equity	**$**	**111,268**	**$**	**94,486**

See accompanying notes to financial statements.

LOLA GRANOLA BAR CORPORATION

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 203,717	$ 161,185
Cost of Goods Sold	110,584	85,228
Gross profit	93,133	75,957
Operating expenses		
General and Administrative	121,886	217,201
Research and Development	456	-
Sales and Marketing	47,738	63,296
Total operating expenses	170,079	280,497
Operating Income/(Loss)	(76,946)	(204,541)
Interest Expense	4,494	3,171
Other Loss/(Income)	(92,039)	(10,820)
Income/(Loss) before provision for income taxes	10,599	(196,892)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ 10,599**	**$ (196,892)**

See accompanying notes to financial statements.

LOLA GRANOLA BAR CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity
Balance—December 31, 2019	252	**$ 1,339,663**	**$**	**(1,640,488)**	**$**	**(300,825)**
Issuance of Stock	104	-				-
Net income/(loss)				(196,892)		(196,892)
Balance—December 31, 2020	356	1,339,663	$	(1,837,379)	**$**	**(497,717)**
Issuance of Stock	61	2,977				2,977
Net income/(loss)				10,599		10,599
Balance—December 31, 2021	**417**	**$ 1,342,639**	**$**	**(1,826,781)**	**$**	**(484,141)**

See accompanying notes to financial statements.

LOLA GRANOLA BAR CORPORATION
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	10,599	$	(196,892)
Changes in operating assets and liabilities:				
Acccounts receivable, net		(77,030)		59,060
Inventory		60,459		9,036
Accounts Payable		-		(15,440)
Credit Cards		(20,630)		20,630
Other Current Liabilities		4,494		3,171
Net cash provided/(used) by operating activities		**(22,108)**		**(120,435)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Stock		2,977		-
Forward Financing		(5,658)		110,785
Borrowing on Shareholder Loans		-		42,304
Promissory Notes and Loans		25,000		-
Repayment of Notes and Loans		-		(30,577)
Net cash provided/(used) by financing activities		**22,319**		**122,512**
Change in Cash		210		2,077
Cash—beginning of year		4,086		2,009
Cash—end of year	**$**	**4,296**	**$**	**4,086**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Lola Granola Bar Corporation was incorporated on August 23, 2012, in the state of New York. The financial statements of Lola Granola Bar Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Croton Falls, New York.

Lola Snacks supports gut health through plant-based food and beverages to help improve health and well-being. Lola Snacks signature premium product, Lola Bars, replenish lost probiotics and nourish your gut's microbiome to aid digestion and boost immunity. Based in New York, Lola Snacks is a certified woman owned small business wholesale distributor bringing excitement and innovation to the food and beverage industry to support self-care through allergy friendly snacks with enhanced ingredients to support your health and well-being.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Lola Granola Bar Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of probiotic energy bars, trail mix granola, gluten free, vegan products.

Cost of sales

Costs of goods sold include the cost of goods sold and shipping costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense s for the years ended December 31, 2021, and December 31, 2020 amounted to $22,487 and $18,909, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 30, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	-	60,459
Total Inventory	**$ -**	**$ 60,459**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued Interest	7,665	3,171
Total Other Current Liabilities	**$ 7,665**	**$ 3,171**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,000 Common Stock with no par value. As of December 31, 2021, and December 31, 2020, 417 shares and 356 shares of Common Stock have been issued and are outstanding.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
Promissory Note - Susan M. Faria	$ 25,000	16.00%	5/22/2022	11/22/2022	$ -	-	$ 25,000	$ -	$ 25,000	$ -	$ -			
Promissory Note -Stacy Sagowitz	$ 10,000	15.00%	11/18/2020	11/20/2021	$ 1,500	1,677	$ 10,000	$ -	$ 10,000	$ 177	$ 177	$ 10,000	$ -	$ 10,177
Loan and Security Agreement- Diamond Capit:	$ 500,000	3.00%	2/22/2019	2/22/2020	$ 2,994	5,988	$ 99,801		$ 105,789	$ 2,994	$ 2,994	$ 99,801	$ -	$ 102,795
Total					$ 4,494	$ 7,665	$ 134,801	$ -	$ 140,789	$ 3,171	$ 3,171	$ 109,801	$ -	$ 112,971

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 134,801
2023	-
2024	-
Thereafter	-
Total	**$ 134,801**

Forward Financing

During fiscal year 2019, the Company entered into a finance agreement with Simplicity Financial Solution. As of December 31, 2021, December 31,2020, the outstanding balance of this kind of financing is in the amount of $52,857 and $58,515, and entire amount is classified as the current portion.

During fiscal year 2020, the Company entered into the finance agreement with Upside Lending LLC. The lender provides the Company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2021, December 31, 2020, the outstanding balance of this kind of financing is in the amount of $52,269 and $52,269, and entire amount is classified as the current portion.

During fiscal year 2018, the Company entered into a finance agreement with Lucida Funding Corporation. As of December 31, 2021, December 31, 2020, the outstanding balance of this kind of financing is in the amount of $60,892 and $60,892, and the entire amount is classified as the current portion.

Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

				For the Year Ended December 2021			For the Year Ended December 2020		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Tom Clark	$ 27,992	0.00%	No set maturity	$ 27,992		$ 27,992	$ 27,992		$ 27,992
Shane McCutchen	$ 3,554	0.00%	No set maturity	$ 3,554		$ 3,554	$ 3,554		$ 3,554
Joe Montalto	$ 13,000	0.00%	No set maturity	$ 13,000		$ 13,000	$ 13,000		$ 13,000
Shane McCutchen	$ 91,000	0.00%	No set maturity	$ 91,000		$ 91,000	$ 91,000		$ 91,000
William Dwyer	$ 91,667	0.00%	No set maturity	$ 91,667		$ 91,667	$ 91,667		$ 91,667
Total				$ 227,212	$ -	$ 227,212	$ 227,212	$ -	$ 227,212

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (20,685)	$ (47,541)
Valuation Allowance	20,685	47,541
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (113,868)	$ (93,183)
Valuation Allowance	113,868	93,183
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $414,065, and the Company had state net operating loss ("NOL") carryforwards of approximately $414,065. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

The Company borrowed money from four shareholders in the aggregate amount of $227,212. The loans bear no interest rate and has no defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through September 30, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $76,946, an operating cash flow loss of $22,108, and liquid assets in cash of $4,296, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

We take the B.S. out of IBS.

INVEST IN LOLA SNACKS TODAY!

Lola Snacks are plant-based energy bars that replenish lost probiotics and improve your gut's microbiome to boost immunity and give you more energy. The company is a women-owned certified business and addresses consumer gut health issues. We believe the co... Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Reasons to Invest

- Lola Snacks has begun national distribution through 15,000 doors in convenience and food service. The global energy market size had a 2020 value of $13.4 billion, and more Americans are eating plant-based foods than ever (source & source).

- Lola Snacks are vegan plant based energy bars enhanced with a blend of probiotics and prebiotics to promote the health of your gut microbiome. Lola Snacks is a shelf-stable energy bar, allowing it to be sold in any grab and go setting.

- Lola Snacks reinvests in their community through inner-city youth mentoring programs and donating to anti-hunger programs.

OVERVIEW

We know what it's like to not feel good, so we became the change we needed

Our company's story began out of necessity and turned into a passion project for our founder and mother of 5, Mary Molina. When her family hit hard times she began to rely on food assistance programs to feed her family. At the same time, her husband was trying to save money by eating off the dollar menu. This processed food wreaked havoc on her family's health, and later her husband developed gut health issues from antibiotics used before and after dental surgery. Mary and her husband tried every probiotic, yogurt, kefir, and even kimchi to resolve his gut health issues. Alas, nothing worked so Mary decided to tackle the problem on her own by working with probiotic manufactures to combined a spore-forming probiotic with her already vegan plant-based energy bars. Mary's friends, family, and neighbors took notice and started asking her if they were available in local stores, Lola Snacks was born.

Consumers are increasingly leaning towards plant-based options (source) to fill their snacking needs and because our probiotic energy bars don't require refrigeration, they're a great choice for snacking on the go, to get you through the day, and drastically boost gut health.


PROBIOTIC
LOLA
ENERGY BAR
CRANBERRY AND ALMOND
DARK CHOCOLATE AND CHERRY
DARK CHOCOLATE AND PEANUT
DARK CHOCOLATE AND ALMOND
PLANT BASED

THE PROBLEM & OUR SOLUTION

Lola Snacks provides a better source of probiotics and prebiotics to improve gut health

We understand the stress of trying to eat healthy, and know this problem is worse for the 72% of Americans who struggle with gut issues like IBS, Colitis, and Crohns (source). On average 60 to 70 million people are affected by all digestive diseases (source). We struggled with these issues too, so we created a line of simple, plant-based probiotic energy bars to power us through the day and improve our gut health.

Lola Snacks replenish lost probiotics and nourish your gut's microbiome to aid digestion and support a healthy gut microbiome. Our customers love the taste of our bars and also claim our snacks improved the symptoms of their gut issues.


72%
OF AMERICANS STRUGGLE WITH GUT ISSUES
PROBIOTIC
LOLA
EVERLAST
3024

THE MARKET & OUR TRACTION

Our products are perfect for the millions of Americans who are looking to address their nutritional needs with energy bars

Our fast-paced lives and a newfound focus on gut health and immunity created a new need for fast, functional food (source & source). This high demand caused the energy bar market to balloon to $13.4 billion in 2020 (source). Add in America's increasing consumption of plant-based foods, and we believe we have the perfect combination to capitalize on this lucrative market (source). With Gut Health trending on social media, we believe more people are looking for ways to improve their gut health through healthy snacks and awareness (source).

We have partnerships supplying HQ's of Nike, Goldman Sacs, Citi Bank and Bank of America, and we continue to expand into corporate catering opportunities. Recently added to the assortment of large convenience channel distributors, Lola Snacks now has access to over 15,000 locations covering convenience stores, hospitality, food service, and universities. We are currently in consideration at retailers nationally, such as GIANT and Food Lion, and regionally, such as 7/11.

Our retail partners locations grow everyday, through our national distributors in the specialty, convenience, natural, and wholesale channels. Lastly, we are developing additional product lines to include new categories such as sugar-free.


WE HAVE SECURED PARTNERSHIPS TO SUPPLY THE HQs OF:
NIKE
Goldman Sachs
Bank of America
citibank

WHY INVEST

We have the leadership and product to revolutionize functional snacks, all that's missing is you

Lola Snacks embodies the American Dream and the hope for a healthier tomorrow. Mary created these bars for her family, and her business acumen transformed them into a company that survived the pandemic and that is starting to corner a billion-dollar market. Our snacks can give millions a healthy, gut-friendly option, and with your investment, we can do that for billions more. Help us take the "BS" out of "IBS" and invest in Lola Snacks today.


WE
UR GUTS
BLUEBERRY AND ALMOND
DARK CHOCOLATE AND ALMOND
PROBIOTIC
LOLA
ENERGY BAR
DARK CHOCOLATE AND CHERRY
PLANT BASED

ABOUT

HEADQUARTERS
186 Mills Road
North Salem, NY 10560

VALUATION
$12M

Lola Snacks are plant-based energy bars that replenish lost probiotics and improve your gut's microbiome to boost immunity and give you more energy. The company is a women-owned certified business and addresses consumer gut health issues. We believe the company's unique use of probiotics + prebiotics combined with plant-based protein is an effective daily routine to maintain a good gut microbiome. The company values the importance of leading healthier active lifestyles and treating your body well through self-care and proper diet.

TEAM

Mary Molina
President/CEO

Mary Molina, founder and CEO of Lola Granola Bar, a passion project to feed her family and get their health back on track through good food and leaving a positive impact. Since then, it's bloomed into a delicious mission: love your guts through selfcare to improve overall health from your skin and cardiovascular health to brain function with probiotics and prebiotic snacks. Mary also teaches marketing and entrepreneurship to kids at underprivileged schools and collaborates with food banks to feed our friends and neighbors in need, two efforts that are near and dear to Mary’s heart. Mary has a proven track record in innovation, entrepreneurship, concept validation, iteration, pivoting, scaling, branding, financial management, leadership, transparency, public speaking, board member, healthy living enthusiast.



Ernie Molina
VP and Biz Develpment

Responsibilities include managing & developing business within alternative channels, foodservice and retail nationally. Key accounts include, Google, Military Exchanges, DOT Foods, UNFI, KEHE, VIstar, Sysco, U.S. Foods, Canteen/FoodBuy, Walmart, Target, Costco, independents and chains, college/university, regional DSD's, and eCommerce. Work alongside & manage broker partners, distributors and distributor reps to successfully and strategically build new business while planning and extending current partnerships with retailers thru promotional support & numerous creative incentives. Attend trade shows, key account meetings, and category reviews while providing an authentic representation of the company's culture and business model. Provide excellent customer service to both new and current accounts with accurate follow up and clean communication.



John Edelman
Board Member

Experienced Board Member with a demonstrated history of working in the design industry. Skilled in Modern Furniture, Retail, Textiles, Finish, and Renovation. Strong business development professional.



Joe Donato Jr.
Director of Sales

Data-driven maverick using insight metrics to translate into actionable shelf strategy to grow Brands with the expertise they need for the next step on their journey. Extensive experience growing brands through supplier relationships and managing teams.

TERMS

Lola Snacks

Overview

PRICE PER SHARE
$1.98

VALUATION
$12M

DEADLINE
Feb 3, 2023

AMOUNT RAISED
$2,461.21

Breakdown

MIN INVESTMENT
$199.98

OFFERING TYPE
Equity

MAX INVESTMENT
$49,998.96

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
5,050

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
623,737

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company	**Lola Granola Bar Corporation**
Corporate Address	**186 Mills Road, North Salem, NY 10560**
Offering Minimum	**$9,999.00**
Offering Maximum	**$1,234,999.26**
Minimum Investment Amount (per investor)	**$199.98**

Terms

Offering Type	**Equity**
Security Name	**Common Stock**
Minimum Number of Shares Offered	**5,050**
Maximum Number of Shares Offered	**623,737**
Price per Share	**$1.98**
Pre-Money Valuation	**$12,004,185.60**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 96 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first three weeks and receive 10% bonus shares.

Amount-Based:

$400

Invest $400+ and receive 2% Bonus Shares + 10% discount on Lola Snacks.

$1,000+

Invest $1,000 + and receive 5% Bonus Shares + 20% discount on Lola Snacks.

$5,000+

Invest $5,000 + and receive 8% Bonus Shares + 30% discount on Lola Snacks.

$15,000+

Invest $15,000+ and receive 15% Bonus Shares + 40% discount on Lola Snacks.

$20,000+

Invest $20,000+ and receive 20% Bonus Shares + 50% discount on Lola Snacks + Private zoom call with Chief Executive and/or Chief Operating Officer.

$100,000+

Invest $100,000+ and receive 50% Bonus Shares + 50% discount on Lola Snacks + Private zoom call with Chief Executive and/or Chief Operating Officer.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Lola Snacks will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.98 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $198. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

PRESS

Start Small, Dream BIG

S2, Ep 7: Lola

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FedEx Cares

FedEx helps small businesses navigate the digital landscape | FedEx Cares

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10% **Early Bird Bonus**

Invest within the first three weeks and receive 10% bonus shares.

08 DAYS 23 HOURS 31 MINS 38 SECS

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Lola Snacks.

$199.00

STARTENGINE OWNER'S BONUS

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$199.00

EARLY BIRD BONUS

Invest within the first three weeks and receive 10% bonus shares.

$400.00

$400+

Invest $400+ and receive 2% Bonus Shares + 10% discount on Lola Snacks.

Select

Select

Select

$1,000.00

$1,000+

Invest $1,000+ and receive 5% Bonus Shares + 20% discount on Lola Snacks.

Select

$5,000.00

$5,000+

Invest $5,000 + and receive 8% Bonus Shares + 30% discount on Lola Snacks.

Select

$15,000.00

$15,000+

Invest $15,000+ and receive 15% Bonus Shares + 40% discount on Lola Snacks.

Select

$20,000.00

$20,000+

Invest $20,000+ and receive 20% Bonus Shares + 50% discount on Lola Snacks + Private zoom call with Chief Executive and/or Chief Operating Officer.

Select

$100,000.00

$100,000+

Invest $100,000+ and receive 50% Bonus Shares + 50% discount on Lola Snacks + Private zoom call with Chief Executive and/or Chief Operating Officer.

Select

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;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Transcript

Ernie: 3-2-1

Mary and Ernie: We take the B.S out of IBS

Mary: We're Mary and Ernie Molina from Lola Snack. Our story started a few years ago when we were receiving food assistance and needed help feeding our family. I was standing in line at food banks and food pantries to feed my family because we weren't making ends meet.

Ernie: I took a job to support the family, with only two dollars in my pocket to eat every day. I wasn't feeling too good from what I was eating and I turn to my wife and I said " Mary I need help I can't do this, please help me."'

Mary: And he was going to work, he wasn't feeling well and I knew that I had to do something to make him and my kids feel better. So I grabbed what I had on hand oats, nuts, seeds and I made a bar, and I packed it in his lunch.

Ernie: And the rest is history.

Mary: He started handing it out to coworkers because it made him feel so good. Um, I was packing my kids lunches, they were taking extra to give to their friends; and then my phone started ringing and people were asking where they can buy it from. And that was our a-ha moment.

Ernie: I reached out to local stores and the buyers wanted the product because it was clean.

Mary: At that point, we knew that we needed to move production from my kitchen into a manufacturing facility.

Ernie: A few years later, I had to go on antibiotics and it made my stomach super uncomfortable.

Mary: Ernie was feeling so bad that he stopped leaving the house. That's when I knew I needed to spring into action. He tried every antibiotic, refrigerated, non-refrigerated, expensive, and inexpensive. We went from kimchi to kombucha and nothing worked. So I started reaching out to probiotic manufacturers to see what would work with my bars to make him better.

Ernie: I started eating the bars with the Probiotic and I got my life back, it made a difference.

Mary: Lola Snacks replenishes probiotics and nourishes your gut's microbiome to give you more energy, boost immunity and support protein absorption. To put that into layman's terms, it makes you feel better.

Ernie: With 70% of Americans suffering from gut issues like IBS, bloating. I took this to a national level with distribution on the West Coast, and Midwest and now launching into 15,000 convenience locations from Boston to Washington DC and many universities. With our current distribution, national retailers are taking notice.

Mary: Gut health is on everyone's mind right now and as a mom I want my family to feel good and I also want your family to feel good.

WE LOVE YOUR GUTS!

WE LOVE YOUR GUTS!

good?

ERNIE: Am I saying something?

Mary: No, I am. (laughter)

-Laughter in the background-

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